UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors and Corporate Auditors

Tokyo, May 16, 2011 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of Directors and Corporate Auditors:

1. Changes of Representative Directors

(1) Retiring Representative Director (as of May 16, 2011)

Name	New Position	Current Position
Nobushige Kamei	Senior Managing Director	Senior Managing Director Chief Planning Officer (Representative Director)

(2) Retiring Representative Director (as of June 29, 2011)

Name	New Position	Current Position
Hiroshi Saito	Retiring	Senior Managing Director Chief Financial Officer (Representative Director)

(3) Candidate Directors (as of June 29, 2011)

Name	New Position	Current Position
Tatsuo Tanaka	Deputy President Chief Global Strategy Officer (Representative Director)	Managing Officer

Taihei Yuki	Senior Managing Director Chief Financial Officer (Representative Director)	Senior Managing Director of Mitsubishi UFJ Trust and Banking Corporation

Ichiro Hamakawa	Managing Director Chief Planning Officer (Representative Director)	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (*)

*	Ichiro Hamakawa will be appointed Managing Officer of Mitsubishi UFJ Financial Group, Inc. as of May 16, 2011.

2. Changes of Directors

(1) Candidate Directors (as of June 29, 2011)

Name	New Position	Current Position
Toshiro Toyoizumi	Director	President of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Tatsuo Wakabayashi	Director	Managing Officer

Hiroyuki Noguchi	Director	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(2) Retiring Director (as of June 28, 2011)

Name	New Position	Current Position
Kaoru Wachi	Managing Officer	Director

3. Changes of Corporate Auditors

(1) Candidate Corporate Auditor (as of June 29, 2011)

Name	New Position	Current Position
Takehiko Nemoto	Corporate Auditor(Full-Time)	Managing Officer

(2) Retiring Corporate Auditor (as of June 29, 2011)

Name	New Position	Current Position
Shota Yasuda	Retiring	Corporate Auditor(Full-Time)

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651